UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Letter to Shareholders regarding Annual General Shareholders’ Meeting
2.	Notice of 2024 Annual General Shareholders’ Meeting to be held on April 26, 2024
3.	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 9, 2024

Item 1

To Our Valued Shareholders:

I am very pleased to report that Arcos Dorados generated its best ever financial results in 2023, all while operating responsibly and supporting the communities we serve. The Three D’s Strategy of Digital, Delivery and Drive-thru, together with the largest free-standing restaurant portfolio in the region, remained the driving force of our consolidated results. An important indicator of our success was the expansion of McDonald’s Brand market share in Latin America and the Caribbean, where we have two, three and even four times the market share of our nearest local competitors.

The penetration of Digital channels is expanding throughout our footprint as well, with (i) a mobile app that works as an e-commerce platform to offer incentives and convenience to increase guest loyalty and visit frequency, (ii) a Delivery sales channel that continues to grow strongly in a segment where we are clearly the industry leaders, and (iii) self-order kiosks capturing an increasing share of on-premise orders, with about 60% of Arcos Dorados’ restaurants already modernized to the Experience of the Future (EOTF) format.

We remain steadfast in our commitment to support the local communities and economies where we operate. Our Recipe for the Future ESG (Environmental, Social and Governance) platform continues to evolve, setting the benchmark in our industry and region, and we continue to focus on generating youth opportunity, mitigating climate change, increasing sustainable sourcing, promoting a circular economy, maintaining our commitment to families, and increasing diversity & inclusion inside and outside of our company. Arcos Dorados’ Social Impact and Sustainable Development Report for 2023, which we will publish in the coming weeks, is the global restaurant industry’s only ESG report containing audited content. In it, you will learn why we are so proud of the progress we made in advancing each of our initiatives last year.

The sustainability of our business, and the resources we deploy to support these initiatives, begin with the revenue we generate each year. Consolidated revenue in 2023 surpassed $4.3 billion, the highest-ever US dollar total for Arcos Dorados. Revenue growth was driven by 34.6% higher consolidated systemwide comparable sales in 2023, which was about 1.3x blended inflation for the period and included strong growth across all three divisions. Our strategy to increase guest traffic by delivering the best value in the quick service restaurant (QSR) industry also generated mid to high single digit comparable transaction volume growth in each division last year.

We firmly believe McDonald’s is a destination for guests in our region, representing an aspirational brand and experience for many. Nearly 60% of sales in 2023 were generated inside our restaurants supported by the growing penetration of self-order kiosks, the localization of flavors in our Dessert Centers and a renewed focus on driving McCafé sales to capture a bigger piece of the region’s immense coffee market. Notably, on-premise sales in our free-standing restaurants surpassed pre-pandemic levels in 2023, demonstrating the continued popularity of the McDonald’s restaurant experience among consumers.

Delivery and Drive-thru grew strongly again in 2023, generating more than 40% of systemwide sales. Both leveraged the structural competitive advantage we enjoy with the region’s largest free-standing restaurant portfolio and each channel has a dedicated team at the restaurant level to ensure the best execution possible and increase guest volume in these highly accretive channels.

Finally, Digital channels delivered more than half of systemwide sales last year. We expect Digital sales penetration to continue to grow and generate additional operational efficiencies as we modernize more restaurants to the EOTF format, introduce additional features to our mobile app and roll-out our Loyalty Program (launched in Brazil in October 2023) to more markets in 2024.

In-line with our strategy, profitability in 2023 rose mainly due to revenue growth. Consolidated Adjusted EBITDA rose 22.2% in US dollars, driven by 19.7% total revenue growth in the period. Consolidated Adjusted EBITDA margin rose by 20 basis points to 10.9% for the full year, despite the final step up in our royalty rate, which took effect on August 3, 2022. Consolidated Adjusted EBITDA reached $472.3 million in full-year 2023, the highest US dollar total in our history. All three divisions generated strong US dollar growth in Adjusted EBITDA versus the prior year.

At the restaurant level, operational efficiency continued to improve. Food and paper, payroll, and occupancy & other occupancy expenses were all lower as a percentage of revenue in 2023. Strong topline growth also helped lower General & Administrative expenses as a percentage of revenue. As a result, net income for the full year 2023 was $181.3 million, or $0.86 per share, the highest earnings per share in Arcos Dorados’ history.

The Company’s balance sheet is as strong as ever, with a sizeable cash balance at year-end, no material short-term debt maturities and a healthy net debt to Adjusted EBITDA ratio of 1.0x. Our debt ratings of BB+ from Fitch and Ba2 from Moody’s, both with stable outlooks, are in-line with, or better than the sovereign rating of our biggest market, thanks to the increasing contribution of strong currencies to our cash generation as well as our healthy debt profile.

We invested about $360 million to open, modernize and maintain restaurants, generating thousands of direct and indirect jobs in 2023. In fact, we opened 81 restaurants, including 72 free-standing locations, and modernized more than 240 restaurants to the EOTF format last year.

Returns from restaurant openings remain well above historical average and we believe we can sustain strong returns as we ramp up the pace of openings in one of the most underpenetrated QSR markets in the world. For 2024, we expect to open 80 to 90 restaurants (at least 90% free-standing) and to continue modernizing existing restaurants to EOTF. Our investment plan for the year is for total capital expenditures of $300 to $350 million, which we expect to fund with cash from operations and cash on hand.

We nearly doubled consolidated Adjusted EBITDA from 2019 to 2023 and I am certain we have the best Brand in the industry, along with the right strategy and team to generate even more value for our shareholders, people and communities in 2024.

Thank you for your continued support of Arcos Dorados.

Sincerely,

Marcelo Rabach
Chief Executive Officer

Item 2

NOTICE OF 2024 ANNUAL GENERAL SHAREHOLDERS’ MEETING

As provided for in the notice to the shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) issued by the Company on March 8, 2024, the Shareholders are invited to the 2024 Annual General Shareholders’ Meeting to be held on April 26, 2024, at 3:00 p.m. (Colombia local time) at the Hotel Casa San Agustin, Centro, Calle de la Universidad No. 36-44, Cartagena, Colombia, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the Executive Chairman of the Board of Directors.

2.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2023, the Independent Report of the External Auditors E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2023. (Proposal 1)

3.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2024. (Proposal 2)

4.	Election of the following persons as Class I Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2027. (Proposal 3)

a.	Mr. Woods Staton

b.	Mr. Sergio Alonso and,

c.	Mr. Francisco Staton

Each of Messrs. Woods Staton, Sergio Alonso and Francisco Staton currently serve as Class I Directors on the board of directors of the Company and are standing for re-election. The biographies of Mr. Woods Staton, Sergio Alonso and Francisco Staton are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: As provided for in the Company's March 8, 2024 notice, the Board of Directors has fixed the close of business on March 28, 2024 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 2:30 p.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Executive Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 5:00 pm (EST) on April 25, 2024. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Ruairi Bourke, B.V.I. Direct: + 1 284 852 3038 (email: ruairi.bourke@maples.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 4, 2024 to April 24, 2024 inclusive; and at the Company’s offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Ms. Victoria Bellocq (email: Victoria.bellocq@ar.mcd.com), on business days from 10:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 4:00 p.m. local time, from April 4, 2024 to April 24, 2024 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit http://enroll.icsdelivery.com/arco

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados shares.

By order of the Board

Woods Staton
Executive Chairman of the Board of Directors
Dated: March 28, 2024

BIOGRAPHIES OF PROPOSED CLASS I DIRECTORS

Mr. WOODS STATON

Mr. Woods Staton has been our Chief Executive Officer from 2007 through October 2015, and from that date until today, he has been our Executive Chairman of the Board. Mr. Staton holds an MBA from the International Institute for Management Development (IMD) in Switzerland and a Bachelor’s degree in economics from Emory University in Atlanta. As McDonald’s joint venture partner, Mr. Staton opened the first McDonald’s restaurant in Argentina in 1986 and later served as President of McDonald’s South Latin American Division. He founded Arcos Dorados in 2007 when he led a consortium of investors in the purchase of McDonald’s operations in Latin America.

Mr. Staton is co-founder of Endeavor Argentina, an organization that has successfully promoted entrepreneurship. He is a member of the Latin America Advisory Board of Harvard Business School as well as the Institute for the Study of Business in Global Society (BiGS)at HBS and is also on the Supervisory Board of IMD Business School in Lausanne, Switzerland. In addition, he serves as Chair of the Advisory Board of the Latin American Program at the Woodrow Wilson International Center for Scholars and is also on the Chairman’s International Advisory Council of the Americas Society/Council of the Americas.

Mr. SERGIO ALONSO

Mr. Alonso has been a member of our board of directors since 2010. Mr. Alonso has been a member of the Compensation and Nomination Committee of the Board of Directors of Arcos Dorados from 2021 up to date.  Mr. Alonso was our Chief Executive Officer from 2015 to 2019 and was, prior to his appointment as such, our Chief Operating Officer from 2007 to 2015. Prior to that, he was McDonald’s Divisional President in Brazil. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. Mr. Alonso has completed the Corporate Director Certification Program at Harvard Business School. He began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in six years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina.   In addition, in July 2017, Mr. Alonso was appointed as a member of the board of directors and Chairman of the Audit Committee of Loma Negra Compañía Industrial Argentina S.A., a leading cement producer in Argentina.  Mr. Alonso is also a Member of the Board of Directors at Unversidad Austral in Argentina, where also chairs the Audit and Finance Committee.

Mr. FRANCISCO STATON

Mr. Francis Staton has been a member of our board of directors since April 2018. Mr. Francisco Staton is Divisional President for the SLAD Division. Prior to his appointment as such in October 2021, he served as President of the Caribbean Division. Until 2019 he was Arcos Dorados’ Managing Director for Colombia, Aruba, Curaçao and Trinidad & Tobago. He joined the Arcos Dorados executive team in 2013 as Senior Manager of Business Development for our NOLAD Division, after holding different operating roles within the organization. Before joining the Arcos Dorados team, he worked as a consultant at the Boston Consulting Group office in Buenos Aires. He completed his undergraduate studies at Princeton University in 2003, and subsequently earned an MBA from Columbia Business School in 2010. He has served on the board of Princeton in Latin America since 2015. Mr. Francisco Staton is the son of our Executive Chairman, Woods Staton.

Item 3

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

SHAREHOLDER MEETING REGISTRATION
To vote and/or attend the meeting, go to "shareholder meeting registration" link at www.proxyvote.com

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V40116-P10653 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ARCOS DORADOS HOLDINGS INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
3. Election of the following persons as <u>Class I</u> Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders' Meeting to be held in the calendar year 2027.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Mr. Woods Staton
02) Mr. Sergio Alonso
03) Mr. Francisco Staton

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2023, the Independent Report of the External Auditors EY (*Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global*), and the Notes corresponding to the fiscal year ended December 31, 2023.	☐	☐	☐
2. Appointment and remuneration of EY (*Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global*), as the Company's independent auditors for the fiscal year ending December 31, 2024.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice of Annual General Meeting is available at www.proxyvote.com.

V40117-P10653

ARCOS DORADOS HOLDINGS INC.
Annual General Meeting of Shareholders
April 26, 2024 3:00 PM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Woods Staton, Executive Chairman of the Board of Directors, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of ARCOS DORADOS HOLDINGS INC. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 PM, (Colombia Local Time) on April 26, 2024, at the Hotel Casa San Agustin, Centro, Calle de la Universidad No. 36-44, Cartagena, Colombia and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side